FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: C21 INVESTMENTS INC. (the "Issuer").

Trading Symbol: CXXI

Date: May 13, 2024

1. New Options Granted:

Date of Grant: May 13, 2024

	Position					Options
	(Director.Officer/	Insider	Number of	Exercise		granted in the
Name of Optionee	employee/consultant)	Yes or No?	Shares	Price	Expiry Date	last 12 months
Aron Swan	Officer	Yes	1,500,000	$0.53	May 13/27	Nil
Bruce Macdonald	Director	Yes	750,000	$0.53	May 13/27	Nil
Sonny Newman	Officer	Yes	500,000	$0.53	May 13/27	Nil
Michael Kidd	Officer/Director	Yes	350,000	$0.53	May 13/27	Nil
CB1 Capital	Consultant	Yes	250,000	$0.53	May 13/27	Nil
Len Werden	Director	Yes	100,000	$0.53	May 13/27	Nil
11 employees	employee	No	1,975,000	$0.53	May 13/27	Nil

Total number of optioned shares proposed for acceptance			5,425,000

2. Other Presently Outstanding Options:

		Original date
No. of optioned shares	Exercise Price	of grant	Expiry date
600,000	$0.70	Feb 10, 2022	Feb 10, 2025
500,000	$1.00	Oct 07/2019	Oct 10/2024

(1) Set out number of optioned shares for each grant with different terms.

FORM 11 - NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

October 2019

3. Additional Information

(a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. N/A

(b) State the date of the news release announcing the grant of options. N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment. 120,047,814

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 5.4%

(e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan: 5,479,781

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. The Issuer completed a non-brokered private placement of 4,000 convertible debenture units of the Issuer ("Convertible Debenture Units") at a price of C$1,000 per Convertible Debenture Unit. Each Convertible Debenture Units is comprised of: (i) one convertible debenture of the Issuer ("Convertible Debenture") in the principal amount of C$1,000, with each Convertible Debenture convertible into common shares of the Issuer ("Common Shares") at a price of $0.45 per Common Share; and (ii) 1,000 Common Share purchase warrants ("Warrants"), with each Warrant exercisable into one Common Share at a price of C$0.55 per share for a period of 30 months from the date of issue of the Convertible Debenture Units. See news release dated May 6, 2024.

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 - NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

October 2019

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated: May 13, 2024

SIGNED: "Michael Kidd"
Michael Kidd, Chief Financial Officer,
Corporate Secretary and a Director

FORM 11 - NOTICE OF PROPOSED STOCK OPTION GRANT

OR AMENDMENT

October 2019